Exhibit 99.1

FitLife Brands Frequently Asked Questions Regarding

Proposed Merger with iSatori

OMAHA, NE – (BUSINESS WIRE) – June 2, 2015 — FitLife Brands, Inc. (“FitLife”) (OTCBB: FTLF), an international provider of innovative and proprietary nutritional supplements for health conscious consumers marketed under the brand names NDS Nutrition Products™ (“NDS”) (www.ndsnutrition.com), PMD® (www.pmdsports.com), SirenLabs® (www.sirenlabs.com) and CoreActive® (www.coreactivenutrition.com) today released a series of Frequently Asked Questions in regard to the previously announced proposed merger with iSatori (OTCQB: IFIT).

“We would like to respond to questions that we have been receiving from investors regarding the recently announced prospective merger with iSatori,” stated John Wilson, Chief Executive Officer of FitLife Brands.  “The respective management teams at both iSatori and FitLife are excited about the anticipated accretive strategic benefits and financial implications for our respective shareholders and are highly confident that the combined organization will emerge as an innovative leader in our industry.  In support of that vision, we offer the following responses to several key frequently asked questions about the merger,” concluded Mr. Wilson.

Frequently Asked Questions in Reference to the Proposed iSatori Merger:

What is the rationale behind the structure of the merger?

Management teams for both companies agreed that an equity transaction was a better option than a combination of cash and equity and are very excited about the accretive strategic benefits and financial implications of the transaction. The intent of the merger was not to cash out iSatori shareholders, but rather allow the shareholders of both companies an opportunity to participate in the upside potential and value creation of the combined company. To accomplish this, iSatori shareholders will receive slightly more than 4 million shares of FitLife stock when the merger closes.

As part of the transaction, FitLife received an option to purchase, together with a right of first refusal to purchase, certain shares of FitLife stock that will be issued in connection with the merger.  These rights are exercisable only if the merger closes.  Specifically, affiliates of the two largest shareholders of iSatori granted FitLife an option to purchase approximately 570,000 shares of FitLife stock to be issued to the affiliates in connection with the merger.  This option expires on December 31, 2015.  Separately, another affiliate also granted FitLife a right of first refusal to purchase approximately 800,000 shares of FitLife stock to be issued in connection with the merger.  To the extent either of these rights is exercised by the Company, it would result in a reduction in the number of outstanding FitLife shares issued as part of the merger.

How did you come to the purchase price?

Relative valuation was based on 2014 audited revenue for both companies, which was adjusted slightly to provide an accurate comparison in light of slightly different revenue recognition policies, both of which, however, were consistent with GAAP.  As such, the number of shares to be issued to shareholders of iSatori will not fluctuate as a result of changes in either company’s underlying stock price., The iSatori shareholders will receive shares in FitLife such that the shareholders of iSatori will own 32.4% of the combined company, which is consistent with relative revenue contributions based on 2014 audited results for both FitLife and iSatori.  FitLife received a fairness opinion that supported the above structure and implied purchase price. If the Company fully exercises its purchase option, the ownership percentage of prior iSatori shareholders will decline to 28%. If both the option to purchase and the right of first refusal are fully exercised, such ownership would be 21%.

How does iSatori and the proposed merger fit in with the overall strategy of the firm?

The merger with iSatori provides FitLife with four key strategic elements as follows: 1) high-quality revenue from  premium and well respected brands; 2) established alternative distribution outside FitLife’s current focus on GNC franchise locations, which offers both risk mitigation through diversification and strategic cross selling opportunities; 3) management talent with deep industry knowledge, credibility and expertise; and, 4) compelling intellectual property which could enable significant product differentiation and provide a sustainable competitive advantage in several critical products, channels and applications.

Will the merger be accretive, and if so, when?

If the Company fully exercises its option to purchase, the Company will issue a net total of approximately 3.5 million shares of common stock in connection with the merger. FitLife posted earnings of 20 cents per share on a fully-diluted basis in 2014. At that same level, iSatori would need to contribute at least $700,000 to FitLife’s bottom line in order be accretive. Taking into account redundant public company costs, other synergies, economies of scale and the re-engineering of iSatori’s cost structure to be more in line with FitLife’s, management expects that the merger will be accretive in the first year with the potential to be increasingly accretive in the long-term. Integration planning, which is already underway, will seek to identify and quantify cost savings with granular specificity and implement best practices as primary goals of the process.

When will the deal close?

The transaction is expected to close in the latter part of the third quarter or beginning of the fourth quarter.  The material prerequisites necessary to close are approval from iSatori shareholders and the filing of an S-4 registration statement covering the shares issued in connection with the merger. Parties owning a super-majority of the current number of outstanding common stock of iSatori executed voting agreements in support of the transaction in connection with the execution of the merger agreement. Work on the S-4 has already begun and the Company will file it with the SEC for review and comment as quickly as possible.

About FitLife Brands

FitLife Brands is a marketer and manufacturer of innovative and proprietary nutritional supplements for health conscious consumers. FitLife markets over 60 different dietary supplements to promote sports nutrition, improved performance, weight loss and general health primarily through domestic and international GNC® franchise locations. FitLife is headquartered in Omaha, Nebraska. For more information please visit our new website at www.fitlifebrands.com.

Investor Relations Contact:

Three Part Advisors, LLC

David Mossberg, 817-310-0051, or

Jeff Elliott 972-423-7070

Forward-Looking Statement

Statements in this release that are forward looking involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance that may be suggested in this news release. Such factors may include, but are not limited to: the ability to of the Company to continue to grow revenue; and the Company's ability to continue to achieve positive cash flow given the Company's existing and anticipated operating and other costs. Many of these risks and uncertainties are beyond the Company's control. Reference is made to the discussion of risk factors detailed in The Company's filings with the Securities and Exchange Commission including its reports on Form 10-K and 10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

Additional Information and Where to Find It

In connection with the proposed transaction, FitLife intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of iSatori that also constitutes a prospectus of FitLife. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the SEC by FitLife by contacting FitLife Investor Relations at (402) 504-3105, or 4509 S. 143rd Street, Suite 1, Omaha, NE 68137. Investors and security holders may obtain free copies of the documents filed with the SEC by iSatori by contacting iSatori Investor Relations at (909) 336-5685, or 329 Summit Road, Lake Arrowhead, CA 92352.

FitLife and iSatori and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FitLife’s directors and executive officers is available in FitLife’s proxy statement for its 2015 Annual Meeting of Stockholders filed with the SEC on April 30, 2015. Information about directors and executive officers of iSatori is available in the information statement for the stockholders of iSatori filed with the SEC on August 14, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from FitLife or iSatori using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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